UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:     November 12, 2013

Sumitomo Mitsui Financial Group, Inc. (SMFG) Consolidated Financial Results for the Six Months Ended September 30, 2013 <Under Japanese GAAP>	November 12, 2013

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: http://www.smfg.co.jp/english/

President and Representative Director: Koichi Miyata

Quarterly Securities Report (Shihanki hokokusho) issuing date: November 29, 2013

Dividend payment date: December 3, 2013

Investors meeting presentation for quarterly financial results: Scheduled

Note: Amounts less than one million yen have been omitted.

1.	Consolidated financial results (for the six months ended September 30, 2013)
(1)	Operating results

(Millions of yen, except per share data and percentages)

		Ordinary income		Ordinary profit		Net income
	Six months ended September 30, 2013	¥ 2,363,065	14.3%	¥ 835,926	78.5%	¥ 505,709	52.8%
	Six months ended September 30, 2012	2,068,025	1.1	468,180	(14.3)	331,039	5.5
Notes:	1.	Comprehensive income:
		(a) for the six months ended September 30, 2013: ¥811,584 million [209.6%] (b) for the six months ended September 30, 2012: ¥262,126 million [78.6%]
	2.	Percentages shown in ordinary income, ordinary profit, net income and comprehensive income are the increase (decrease) from the previous fiscal year.
		Net income per share		Net income per share (Diluted)
	Six months ended September 30, 2013	¥ 370.46		¥ 370.28
	Six months ended September 30, 2012	244.50		244.43
(2) Financial position
		(Millions of yen, except percentages)
		Total assets		Net assets		Net assets ratio
	September 30, 2013	¥ 149,342,349		¥ 8,976,629		4.7%
	March 31, 2013	148,696,800		8,443,218		4.3

Notes:	1.	Stockholders’ equity:
		(a) as of September 30, 2013: ¥7,014,985 million (b) as of March 31, 2013: ¥6,345,197 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – minority interests) / total assets} X 100

2. Dividends on common stock per share

(Yen	)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2013	¥ –	¥ 50	¥ –	¥ 70	¥ 120
Fiscal year ending March 31, 2014	–	55
Fiscal year ending March 31, 2014 (Forecast)			–	65	120

Notes:	1.	Dividend forecast which was announced in May 2013 is revised.
	2.	Details of dividends for the 4th quarter of the fiscal year ended March 31, 2013:
		(a) Ordinary dividends: ¥60 (b) Commemorative dividends: ¥10

3. Earnings forecast (for the fiscal year ending March 31, 2014)

(Millions of yen, except per share data and percentages)

	Ordinary profit		Net income		Net income per share
Fiscal year ending March 31, 2014	¥1,280,000	19.2%	750,000	(5.5)%	548.97

Notes:	1.	Earnings forecast which was announced in May 2013 is revised.
	2.	Percentages shown in ordinary profit and net income are the increase (decrease) from the previous fiscal year.

* Notes

(1) There were no changes in material consolidated subsidiaries in the period.

(2) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to revision of accounting standards	: Yes

(b) Changes in accounting policies due to reasons other than above (a)	: No

(c) Changes in accounting estimates	: No

(d) Restatements	: No

Note: The details are reported in “4.Other” (page3).

(3) Number of shares issued (common stock)

	As of September 30, 2013	As of March 31, 2013
(a) Number of shares issued (including treasury stocks)	1,414,055,625 shares	1,414,055,625 shares
(b) Number of treasury stocks	46,750,501 shares	60,179,376 shares

	Six months ended September 30, 2013	Six months ended September 30, 2012

(c) Average number of shares issued in the period	1,365,087,866 shares	1,353,946,919 shares

(Parent company only financial information on a non-consolidated basis)

Non-consolidated financial results (for the six months ended September 30, 2013)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Operating income		Operating profit		Ordinary profit		Net income		Net income per share
Six months ended
September 30, 2013	¥75,042	67.6%	¥62,020	91.1%	¥58,957	104.9%	¥58,955	104.9%	¥41.81
September 30, 2012	44,768	11.4	32,450	17.0	28,773	16.2	28,771	16.2	20.40

Note:	Percentages shown in operating income, operating profit, ordinary profit and net income are the increase from the previous fiscal year.

(2) Financial position	(Millions of yen, except percentages)

	Total assets	Net assets	Net assets ratio
September 30, 2013	¥6,226,981	¥4,601,182	73.9%
March 31, 2013	6,266,864	4,641,005	74.0

Note: Stockholders’ equity:

    (a) as of September 30, 2013: ¥4,599,784 million     (b) as of March 31, 2013: ¥4,639,865 million

Note on interim audit process:

This quarterly (interim) earnings report is out of the scope of the external auditor’s review procedure which is required by “Financial Instruments and Exchange Act.” Therefore, the audit process of interim consolidated financial statements and interim non-consolidated financial statements have not been completed as of the disclosure of this quarterly (interim) earnings report.

<Reference> Calculation for index

- Forecasted net income per share:

Forecasted net income
Forecasted average number of common stocks during the period (excluding treasury stock)(*)
*

Sumitomo Mitsui Banking Corporation (“SMBC”), a subsidiary of SMFG, sold a portion of SMFG shares owned by SMBC. Accordingly, the forecasted average number of common stocks (excluding treasury stock) used for the above calculation was assumed to be 1,366,196,495 shares.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report or registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial Results for the six months ended September 30, 2013 Supplementary Information

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Financial Group, Inc. (SMFG) reports the financial results for the six months ended September 30, 2013.

1. Consolidated operating results

In the six months ended September 30, 2013, gross profit increased by ¥138.2 billion year-on-year to ¥1,510.0 billion. This was mainly due to an increase in profits of SMBC Nikko Securities, Inc. and SMBC Friend Securities Co., Ltd. led by income from sales of investment trusts and bonds, as well as an increase in gross banking profit of Sumitomo Mitsui Banking Corporation (“SMBC”) by ¥35.1 billion due to profits from equity index-linked investment trusts and an increase in loan-related fees in line with asset growth as well as fees related to loan syndication, despite a decrease in gains on bonds.

General and administrative expenses increased by ¥58.8 billion year-on-year to ¥780.6 billion, due mainly to expenditures aimed at enhancing top-line profit of SMBC Nikko Securities, Inc.

Total credit cost decreased by ¥87.6 billion year-on-year to a net reversal of ¥39.6 billion. This was mainly due to a year-on-year decrease in the total credit cost of SMBC which decreased by ¥53.9 billion year-on-year to a net reversal of ¥78.3 billion, as a result of our individualized efforts to assist certain borrowers to improve their business and financial conditions.

Gains on stocks were ¥60.4 billion, a year-on-year improvement of ¥193.3 billion, mainly due to a decrease in devaluation losses at SMBC reflecting market recovery.

Finally, ordinary profit increased by ¥367.7 billion year-on-year to ¥835.9 billion, and net income increased by ¥174.7 billion year-on-year to ¥505.7 billion.

Consolidated	(Billions of yen)

	Six months ended September 30, 2013	Change from the six months ended September 30, 2012	Fiscal year ended March 31, 2013 (reference)
Gross profit	¥ 1,510.0	¥ 138.2	¥ 2,792.9
General and administrative expenses	(780.6)	(58.8)	(1,496.3)
Total credit cost	39.6	87.6	(173.1)
Gains (losses) on stocks	60.4	193.3	(21.0)
Ordinary profit	835.9	367.7	1,073.7
Net income	505.7	174.7	794.1

SMBC, non-consolidated
Gross banking profit	¥ 821.8	¥ 35.1	¥ 1,540.1
Net gains on bonds	6.3	(111.0)	113.8
Expenses (excluding non-recurring losses)	(368.6)	(10.6)	(727.7)
Banking profit *	453.2	24.5	812.4
Total credit cost	78.3	53.9	(19.5)
Gains (losses) on stocks	76.5	210.1	(35.7)
Ordinary profit	523.5	249.0	670.9
Net income	330.2	90.5	617.8

* Before provision for general reserve for possible loan losses

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial position

As of September 30, 2013, SMFG’s total assets were ¥149,342.3 billion, an increase of ¥645.5 billion compared with March 31, 2013. This was mainly due to an increase in balance of cash and due from banks by ¥14,208.1 billion despite a decrease in balance of securities mainly consisted of bonds by ¥14,006.3 billion.

Deposits increased by ¥1,198.9 billion to ¥90,280.8 billion compared with March 31, 2013. Loans and bills discounted increased by ¥64.7 billion to ¥65,696.8 billion; an increase in balance of loans and bills discounted at SMBC by ¥1,068.6 billion was offset by a decrease resulting from consolidation of certain special purpose entities in accordance with revisions in accounting standards.

Problem assets (non-performing loans as defined under the Financial Reconstruction Act) decreased by ¥152.9 billion to ¥1,573.4 billion compared with March 31, 2013. The problem assets ratio was 2.08%, a decrease of 0.19% compared with March 31, 2013.

3. Consolidated earnings forecasts

The consolidated earnings forecast announced on May 15, 2013 has been revised as follows mainly due to an expected decrease in total credit cost of SMBC and an expected increase in profits of other consolidated subsidiaries.

Ordinary profit	¥ 1,280 billion	(increase of ¥250 billion from the previous forecast)
Net income	750 billion	(increase of ¥170 billion from the previous forecast)

4. Other

Changes in accounting policies due to revisions in accounting standards

The revision of the Accounting Standard for Consolidated Financial Statements and related rules

SMFG has adopted the Accounting Standard for Consolidated Financial Statements (ASBJ Statement No. 22, revised on March 25, 2011, “the Accounting Standard”) applicable to the fiscal year commencing on or after April 1, 2013. Accordingly, 13 companies including Chelsea Capital Corporation were newly included in the scope of consolidation since the beginning of the six months ended September 30, 2013.

In accordance with the transitional treatment stipulated in Article 44-4 (3) of the Accounting Standards, assets, liabilities and minority interests of those newly consolidated subsidiaries are valued by the appropriate book values reported in the consolidated financial statements at the beginning of the fiscal year.

As a result, retained earnings at the beginning of this period decreased by ¥168 million.

Sumitomo Mitsui Financial Group, Inc.

5. Consolidated financial statements

(1) Consolidated balance sheets

		(Millions of yen)

	March 31, 2013	September 30, 2013

Assets:
Cash and due from banks	¥10,799,291	¥25,007,372
Call loans and bills bought	1,353,746	1,017,319
Receivables under resale agreements	273,217	342,000
Receivables under securities borrowing transactions	3,494,398	3,939,146
Monetary claims bought	1,540,516	3,236,642
Trading assets	7,765,554	6,918,858
Money held in trust	22,789	23,799
Securities	41,306,731	27,300,480
Loans and bills discounted	65,632,091	65,696,779
Foreign exchanges	2,226,427	1,548,198
Lease receivables and investment assets	1,684,800	1,748,235
Other assets	4,367,634	4,159,465
Tangible fixed assets	1,983,772	2,093,026
Intangible fixed assets	790,860	782,461
Deferred tax assets	374,258	228,979
Customers’ liabilities for acceptances and guarantees	6,009,575	6,113,493
Reserve for possible loan losses	(928,866)	(813,907)

Total assets	¥148,696,800	¥149,342,349

Liabilities:
Deposits	¥89,081,811	¥90,280,756
Negotiable certificates of deposit	11,755,654	11,619,977
Call money and bills sold	2,954,051	2,174,334
Payables under repurchase agreements	2,076,791	1,664,541
Payables under securities lending transactions	4,433,835	3,484,071
Commercial paper	1,499,499	2,472,168
Trading liabilities	6,119,631	5,468,620
Borrowed money	4,979,460	5,753,508
Foreign exchanges	337,901	412,054
Short-term bonds	1,126,300	994,400
Bonds	4,750,806	4,796,328
Due to trust account	643,350	681,721
Other liabilities	3,989,794	4,012,781
Reserve for employee bonuses	59,855	50,625
Reserve for executive bonuses	4,037	—
Reserve for employee retirement benefits	44,579	44,222
Reserve for executive retirement benefits	2,420	1,663
Reserve for point service program	19,319	19,047
Reserve for reimbursement of deposits	11,195	8,791
Reserve for losses on interest repayment	245,423	188,071
Reserves under the special laws	481	666
Deferred tax liabilities	68,120	85,148
Deferred tax liabilities for land revaluation	39,683	38,724
Acceptances and guarantees	6,009,575	6,113,493

Total liabilities	140,253,582	140,365,719

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	758,630	758,348
Retained earnings	2,811,474	3,225,484
Treasury stock	(227,373)	(174,955)

Total stockholders’ equity	5,680,627	6,146,773

Net unrealized gains on other securities	755,753	927,647
Net deferred losses on hedges	(32,863)	(60,893)
Land revaluation excess	39,129	35,882
Foreign currency translation adjustments	(97,448)	(34,423)

Total accumulated other comprehensive income	664,570	868,212

Stock acquisition rights	1,260	1,528
Minority interests	2,096,760	1,960,115

Total net assets	8,443,218	8,976,629

Total liabilities and net assets	¥148,696,800	¥149,342,349

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

    (Consolidated statements of income)

		(Millions of yen)
Six months ended September 30,	2012	2013
Ordinary income	¥2,068,025	¥2,363,065
Interest income	831,411	936,209
Interest on loans and discounts	619,881	617,370
Interest and dividends on securities	127,938	220,251
Trust fees	1,023	1,082
Fees and commissions	468,323	562,854
Trading income	122,423	120,182
Other operating income	598,592	571,952
Other income	46,251	170,785
Ordinary expenses	1,599,845	1,527,138
Interest expenses	151,629	155,930
Interest on deposits	45,548	50,391
Fees and commissions payments	67,353	72,735
Other operating expenses	430,980	453,639
General and administrative expenses	721,839	780,639
Other expenses	228,042	64,193

Ordinary profit	468,180	835,926

Extraordinary gains	464	1,344
Extraordinary losses	3,612	3,136

Income before income taxes and minority interests	465,032	834,134

Income taxes-current	109,059	185,385
Income taxes-deferred	(36,919)	74,654

Income taxes	72,140	260,039

Income before minority interests	392,892	574,095

Minority interests in net income	61,853	68,385

Net income	¥331,039	¥505,709

(Consolidated statements of comprehensive income)

		(Millions of yen)
Six months ended September 30,	2012	2013
Income before minority interests	¥392,892	¥574,095
Other comprehensive income	(130,766)	237,489
Net unrealized gains (losses) on other securities	(132,728)	175,203
Net deferred gains (losses) on hedges	13,934	(27,368)
Foreign currency translation adjustments	(5,482)	100,023
Share of other comprehensive income of affiliates	(6,488)	(10,369)

Total comprehensive income	262,126	811,584

Comprehensive income attributable to shareholders of the parent	219,603	712,598
Comprehensive income attributable to minority interests	42,522	98,985

Sumitomo Mitsui Financial Group, Inc.

(3) Consolidated statements of changes in net assets

		(Millions of yen)
Six months ended September 30,	2012	2013
Stockholders’ equity:
Capital stock
Balance at the beginning of the period	¥2,337,895	¥2,337,895
Changes in the period
Net changes in the period	—	—

Balance at the end of the period	2,337,895	2,337,895

Capital surplus
Balance at the beginning of the period	759,800	758,630
Changes in the period
Disposal of treasury stock	(1,167)	(281)

Net changes in the period	(1,167)	(281)

Balance at the end of the period	758,633	758,348

Retained earnings
Balance at the beginning of the period	2,152,654	2,811,474
Decrease in retained earnings at the beginning of the period due to changes in accounting policies as a result of revisions to accounting standards	—	(168)
Changes in the period
Cash dividends	(67,555)	(94,771)
Net income	331,039	505,709
Increase due to increase in subsidiaries	6	—
Increase due to decrease in subsidiaries	0	0
Decrease due to increase in subsidiaries	(4)	(1)
Decrease due to decrease in subsidiaries	(5)	(5)
Reversal of land revaluation excess	(156)	3,246

Net changes in the period	263,324	414,178

Balance at the end of the period	2,415,978	3,225,484

Treasury stock
Balance at the beginning of the period	(236,037)	(227,373)
Changes in the period
Purchase of treasury stock	(40)	(332)
Disposal of treasury stock	8,905	52,750

Net changes in the period	8,864	52,417

Balance at the end of the period	(227,172)	(174,955)

Total stockholders’ equity
Balance at the beginning of the period	5,014,313	5,680,627
Decrease in retained earnings at the beginning of the period due to changes in accounting policies as a result of revisions to accounting standards	—	(168)
Changes in the period
Cash dividends	(67,555)	(94,771)
Net income	331,039	505,709
Purchase of treasury stock	(40)	(332)
Disposal of treasury stock	7,738	52,468
Increase due to increase in subsidiaries	6	—
Increase due to decrease in subsidiaries	0	0
Decrease due to increase in subsidiaries	(4)	(1)
Decrease due to decrease in subsidiaries	(5)	(5)
Reversal of land revaluation excess	(156)	3,246

Net changes in the period	271,021	466,313

Balance at the end of the period	5,285,335	6,146,773

Sumitomo Mitsui Financial Group, Inc.

(continued)

		(Millions of yen)
Six months ended September 30,	2012	2013
Accumulated other comprehensive income:
Net unrealized gains on other securities
Balance at the beginning of the period	330,433	755,753
Changes in the period
Net changes in items other than stockholders’ equity in the period	(141,053)	171,893

Net changes in the period	(141,053)	171,893

Balance at the end of the period	189,379	927,647

Net deferred losses on hedges
Balance at the beginning of the period	(32,122)	(32,863)
Changes in the period
Net changes in items other than stockholders’ equity in the period	14,346	(28,029)

Net changes in the period	14,346	(28,029)

Balance at the end of the period	(17,775)	(60,893)

Land revaluation excess
Balance at the beginning of the period	39,158	39,129
Changes in the period
Net changes in items other than stockholders’ equity in the period	156	(3,246)

Net changes in the period	156	(3,246)

Balance at the end of the period	39,314	35,882

Foreign currency translation adjustments
Balance at the beginning of the period	(141,382)	(97,448)
Changes in the period
Net changes in items other than stockholders’ equity in the period	15,271	63,024

Net changes in the period	15,271	63,024

Balance at the end of the period	(126,111)	(34,423)

Total accumulated other comprehensive income
Balance at the beginning of the period	196,087	664,570
Changes in the period
Net changes in items other than stockholders’ equity in the period	(111,279)	203,642

Net changes in the period	(111,279)	203,642

Balance at the end of the period	84,807	868,212

Stock acquisition rights:
Balance at the beginning of the period	692	1,260
Changes in the period
Net changes in items other than stockholders’ equity in the period	269	268

Net changes in the period	269	268

Balance at the end of the period	962	1,528

Minority interests:
Balance at the beginning of the period	2,043,883	2,096,760
Increase in retained earnings at the beginning of the period due to changes in accounting policies as a result of revisions to accounting standards	—	802
Changes in the period
Net changes in items other than stockholders’ equity in the period	(41,465)	(137,447)

Net changes in the period	(41,465)	(137,447)

Balance at the end of the period	2,002,417	1,960,115

Total net assets:
Balance at the beginning of the period	7,254,976	8,443,218
Increase in retained earnings at the beginning of the period due to changes in accounting policies as a result of revisions to accounting standards	—	634
Changes in the period
Cash dividends	(67,555)	(94,771)
Net income	331,039	505,709
Purchase of treasury stock	(40)	(332)
Disposal of treasury stock	7,738	52,468
Increase due to increase in subsidiaries	6	—
Increase due to decrease in subsidiaries	0	0
Decrease due to increase in subsidiaries	(4)	(1)
Decrease due to decrease in subsidiaries	(5)	(5)
Reversal of land revaluation excess	(156)	3,246
Net changes in items other than stockholders’ equity in the period	(152,475)	66,463

Net changes in the period	118,546	532,776

Balance at the end of the period	¥7,373,522	¥8,976,629

Sumitomo Mitsui Financial Group, Inc.

(4) Consolidated statements of cash flows

		(Millions of yen)
Six months ended September 30,	2012	2013
Cash flows from operating activities:
Income before income taxes and minority interests	¥465,032	¥834,134
Depreciation	88,099	99,176
Losses on impairment of fixed assets	2,258	1,465
Amortization of goodwill	12,507	12,512
Gains on step acquisitions	(140)	—
Equity in gains of affiliates	(5,670)	(8,105)
Net change in reserve for possible loan losses	(51,296)	(117,268)
Net change in reserve for employee bonuses	(10,416)	(9,521)
Net change in reserve for executive bonuses	(2,875)	(4,037)
Net change in reserve for employee retirement benefits	(1,492)	(399)
Net change in reserve for executive retirement benefits	(435)	(757)
Net change in reserve for point service program	(622)	(272)
Net change in reserve for reimbursement of deposits	(2,915)	(2,404)
Net change in reserve for losses on interest repayment	(94,171)	(57,352)
Interest income	(831,411)	(936,209)
Interest expenses	151,629	155,930
Net (gains) losses on securities	19,911	(65,699)
Net losses from money held in trust	1,696	1
Net exchange (gains) losses	229,672	(196,204)
Net losses from disposal of fixed assets	1,172	141
Net change in trading assets	(705,327)	945,827
Net change in trading liabilities	147,431	(751,528)
Net change in loans and bills discounted	723,728	(1,275,595)
Net change in deposits	(251,252)	1,010,960
Net change in negotiable certificates of deposit	1,938,192	(143,919)
Net change in borrowed money (excluding subordinated borrowings)	(3,192,019)	714,807
Net change in deposits with banks	(1,090,834)	(583,939)
Net change in call loans and bills bought and others	257,028	516,160
Net change in receivables under securities borrowing transactions	894,050	(261,962)
Net change in call money and bills sold and others	40,842	(1,233,604)
Net change in commercial paper	213,017	423,689
Net change in payables under securities lending transactions	(2,041,228)	(949,764)
Net change in foreign exchanges (assets)	(277,538)	714,351
Net change in foreign exchanges (liabilities)	78,420	58,188
Net change in lease receivables and investment assets	(4,860)	(47,106)
Net change in short-term bonds (liabilities)	109,400	(131,900)
Issuance and redemption of bonds (excluding subordinated bonds)	126,600	234,124
Net change in due to trust account	69,859	38,370
Interest received	849,258	964,532
Interest paid	(154,054)	(153,396)
Other, net	51,404	367,585

Subtotal	(2,247,352)	161,011

Income taxes paid	(29,656)	(255,228)

Net cash used in operating activities	(2,277,009)	(94,216)

Sumitomo Mitsui Financial Group, Inc.

(continued)

		(Millions of yen)

Six months ended September 30,	2012	2013

Cash flows from investing activities:
Purchases of securities	(31,478,414)	(10,775,470)
Proceeds from sale of securities	30,724,883	20,204,665
Proceeds from maturity of securities	2,511,405	4,873,754
Purchases of money held in trust	(840)	(982)
Proceeds from sale of money held in trust	0	0
Purchases of tangible fixed assets	(92,820)	(179,143)
Proceeds from sale of tangible fixed assets	25,021	48,605
Purchases of intangible fixed assets	(45,172)	(55,389)
Proceeds from sale of intangible fixed assets	0	1
Purchases of stocks of subsidiaries	—	(42)
Purchases of stocks of subsidiaries resulting in changes in scope of consolidation	(94,745)	(152)
Proceeds from sale of stocks of subsidiaries resulting in changes in scope of consolidation	34,916	—

Net cash provided by investing activities	1,584,233	14,115,846

Cash flows from financing activities:
Proceeds from subordinated borrowings	25,000	—
Repayment of subordinated borrowings	(23,000)	(15,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	14,801	2,284
Redemption of subordinated bonds and bonds with stock acquisition rights	(187,260)	(209,802)
Dividends paid	(67,518)	(94,733)
Proceeds from contributions paid by minority stockholders	—	1
Repayment to minority stockholders	(12,500)	(181,968)
Dividends paid to minority stockholders	(51,763)	(54,444)
Purchases of treasury stock	(40)	(332)
Proceeds from disposal of treasury stock	4	60,657
Purchases of treasury stock by subsidiaries	(1)	(3)
Proceeds from sale of treasury stock of subsidiaries	107	106

Net cash used in financing activities	(302,172)	(493,234)

Effect of exchange rate changes on cash and cash equivalents	(2,553)	4,956

Net change in cash and cash equivalents	(997,502)	13,533,351

Cash and cash equivalents at the beginning of the period	4,588,858	5,202,119
Change in cash and cash equivalents due to newly consolidated subsidiaries	0	—

Cash and cash equivalents at the end of the period	¥3,591,357	¥18,735,471

Sumitomo Mitsui Financial Group, Inc.

(5) Note on the Assumption as a Going Concern

    Not applicable.

(6) Segment Information

      (a) Information on profit and loss amount by reportable segment

Six months ended September 30, 2013	(Millions of yen)

	Commercial Banking
	SMBC
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Head Office Account	Sub-Total	Others	Total
Gross profit	¥163,722	¥195,889	¥111,869	¥140,159	¥232,340	¥(22,125)	¥821,853	¥112,290	¥934,143
Interest income	140,710	111,670	69,912	82,750	153,594	12,313	570,949	82,854	653,804
Non-interest income	23,012	84,219	41,957	57,409	78,746	(34,439)	250,903	29,436	280,339
Expenses	(140,704)	(107,722)	(20,052)	(45,188)	(11,601)	(43,347)	(368,614)	(76,164)	(444,778)
Other profit or loss	—	—	—	—	—	—	—	1,283	1,283
Consolidated net business profit	¥23,018	¥88,167	¥91,817	¥94,971	¥220,739	¥(65,472)	¥453,239	¥37,410	¥490,649

	Leasing			Securities
	Sumitomo Mitsui Finance and Leasing Company, Limited	Others	Total	SMBC Nikko Securities Inc.	SMBC Friend Securities Co., Ltd.	Others	Total
Gross profit	¥66,759	¥4,486	¥71,245	¥176,735	¥33,326	¥8,206	¥218,268
Interest income	15,759	2,922	18,682	623	346	286	1,256
Non-interest income	51,000	1,563	52,563	176,111	32,980	7,920	217,012
Expenses	(26,450)	157	(26,293)	(114,112)	(22,331)	(5,522)	(141,966)
Other profit or loss	5,521	2,133	7,655	(306)	(2)	392	83
Consolidated net business profit	¥45,830	¥6,777	¥52,607	¥62,316	¥10,992	¥3,076	¥76,385

	Consumer finance
	Sumitomo Mitsui Card Company, Limited	Cedyna Financial Corporation	SMBC Consumer Finance Co., Ltd.	Others	Total	Other Business	Grand Total
Gross profit	¥92,880	¥77,411	¥87,083	¥13,091	¥270,466	¥22,048	¥1,516,172
Interest income	7,129	14,070	60,774	576	82,550	28,658	784,952
Non-interest income	85,751	63,341	26,308	12,514	187,915	(6,610)	731,220
Expenses	(67,673)	(57,154)	(34,649)	(7,777)	(167,253)	27,876	(752,415)
Other profit or loss	(2,974)	(7,412)	(19,914)	1,072	(29,229)	(35,474)	(55,681)
Consolidated net business profit	¥22,232	¥12,844	¥32,519	¥6,386	¥73,982	¥14,450	¥708,075

Notes:

1.

Consolidated net business profit = SMBC’s non-consolidated banking profit + SMFG’s non-consolidated ordinary profit + Other subsidiaries’ ordinary profit (excluding non-recurring factors) + Equity method affiliates’ ordinary profit X Ownership ratio – Internal transactions (dividends, etc.)

2.	Other profit or loss = Non-operating profit or loss of consolidated subsidiaries except SMBC + Equity method affiliates’ ordinary profit X Ownership ratio, etc.

3.

Consolidated net business profit = Ordinary profit of each company for SMBC Nikko Securities Inc., SMBC Friend Securities Co., Ltd., Sumitomo Mitsui Card Company, Limited, and Cedyna Financial Corporation, and Consolidated net business profit = Consolidated ordinary profit of each company for Sumitomo Mitsui Finance and Leasing Company, Limited and SMBC Consumer Finance Co., Ltd.

4.	“Other business” includes profits/losses to be offset as internal transactions between segments.

(b)	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Six months ended September 30, 2013	(Millions of yen	)

Consolidated net business profit	¥708,075
Total credit cost of SMBC	78,342
Gains on stocks of SMBC	76,484
Amortization of unrecognized retirement benefit obligation of SMBC	(16,581)
Ordinary profit of consolidated subsidiaries other than reportable segment	44,085
Amortization of goodwill other than reportable segment	(8,843)
Adjustment of profit or loss of equity method affiliates	(2,680)
Others	(42,955)
Ordinary profit on consolidated statements of income	¥835,926

Notes:

1.   Total credit cost = Write-off of loans + Losses on sales of delinquent loans – Gains on reversal of reserve for possible loan losses – Recoveries of written-off claims

2.   Gains on stocks = Gains on sale of stocks – Losses on sale of stocks – Losses on devaluation of stocks

3.   Adjustment of profit or loss of equity method affiliates = Equity method affiliates’ net income X Ownership ratio – Equity method affiliates’ ordinary profit X Ownership ratio

Sumitomo Mitsui Financial Group, Inc.

6. Non-consolidated financial statements

    (1) Non-consolidated balance sheets

	(Millions of yen)
	March 31, 2013	September 30, 2013
Assets:
Current assets
Cash and due from banks	¥76,692	¥55,863
Other current assets	34,598	15,548

Total current assets	111,290	71,412

Fixed assets
Tangible fixed assets	2	2
Intangible fixed assets	83	79
Investments and other assets	6,155,487	6,155,487
Investments in subsidiaries and affiliates	6,155,487	6,155,487

Total fixed assets	6,155,573	6,155,569

Total assets	¥6,266,864	¥6,226,981

Liabilities:
Current liabilities
Short-term borrowings	¥1,228,030	¥1,228,030
Income taxes payable	15	12
Reserve for employee bonuses	133	149
Reserve for executive bonuses	97	—
Other current liabilities	4,683	4,707

Total current liabilities	1,232,959	1,232,899

Fixed liabilities
Bonds	392,900	392,900

Total fixed liabilities	392,900	392,900

Total liabilities	1,625,859	1,625,799

Net assets:
Stockholders’ equity
Capital stock	2,337,895	2,337,895
Capital surplus
Capital reserve	1,559,374	1,559,374
Other capital surplus	24,343	24,347

Total capital surplus	1,583,717	1,583,721

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420
Retained earnings brought forward	699,913	660,155

Total retained earnings	730,333	690,575

Treasury stock	(12,082)	(12,407)

Total stockholders’ equity	4,639,865	4,599,784

Stock acquisition rights	1,140	1,397

Total net assets	4,641,005	4,601,182

Total liabilities and net assets	¥6,266,864	¥6,226,981

Sumitomo Mitsui Financial Group, Inc.

(2) Non-consolidated statements of income

	(Millions of yen)
Six months ended September 30,	2012	2013
Operating income
Dividends on investments in subsidiaries and affiliates	¥37,624	¥68,072
Fees and commissions received from subsidiaries	7,144	6,970

Total operating income	44,768	75,042

Operating expenses
General and administrative expenses	4,084	4,788
Interest on bonds	8,234	8,234

Total operating expenses	12,318	13,022

Operating profit	32,450	62,020

Non-operating income	80	78
Non-operating expenses	3,757	3,141

Ordinary profit	28,773	58,957

Income before income taxes	28,773	58,957

Income taxes-current	2	1

Income taxes	2	1

Net income	¥28,771	¥58,955

Sumitomo Mitsui Financial Group, Inc.

(3) Non-consolidated statements of changes in net assets

		(Millions of yen)
Six months ended September 30,	2012	2013
Stockholders’ equity:
Capital stock
Balance at the beginning of the period	¥2,337,895	¥2,337,895
Changes in the period
Net changes in the period	—	—

Balance at the end of the period	2,337,895	2,337,895

Capital surplus
Capital reserve
Balance at the beginning of the period	1,559,374	1,559,374
Changes in the period
Net changes in the period	—	—

Balance at the end of the period	1,559,374	1,559,374

Other capital surplus
Balance at the beginning of the period	63,592	24,343
Changes in the period
Disposal of treasury stock	(39,245)	3

Net changes in the period	(39,245)	3

Balance at the end of the period	24,346	24,347

Total capital surplus
Balance at the beginning of the period	1,622,966	1,583,717
Changes in the period
Disposal of treasury stock	(39,245)	3

Net changes in the period	(39,245)	3

Balance at the end of the period	1,583,720	1,583,721

Retained earnings
Other retained earnings
Voluntary reserve
Balance at the beginning of the period	30,420	30,420
Changes in the period
Net changes in the period	—	—

Balance at the end of the period	30,420	30,420

Retained earnings brought forward
Balance at the beginning of the period	690,676	699,913
Changes in the period
Cash dividends	(68,230)	(98,713)
Net income	28,771	58,955

Net changes in the period	(39,459)	(39,758)

Balance at the end of the period	651,216	660,155

Total retained earnings
Balance at the beginning of the period	721,096	730,333
Changes in the period
Cash dividends	(68,230)	(98,713)
Net income	28,771	58,955

Net changes in the period	(39,459)	(39,758)

Balance at the end of the period	681,636	690,575

Sumitomo Mitsui Financial Group, Inc.

(continued)

		(Millions of yen)
Six months ended September 30,	2012	2013
Treasury stock
Balance at the beginning of the period	(154,926)	(12,082)
Changes in the period
Purchase of treasury stock	(40)	(332)
Disposal of treasury stock	143,085	7

Net changes in the period	143,045	(325)

Balance at the end of the period	(11,881)	(12,407)

Total stockholders’ equity
Balance at the beginning of the period	4,527,031	4,639,865
Changes in the period
Cash dividends	(68,230)	(98,713)
Net income	28,771	58,955
Purchase of treasury stock	(40)	(332)
Disposal of treasury stock	103,839	10

Net changes in the period	64,339	(40,080)

Balance at the end of the period	4,591,371	4,599,784

Stock acquisition rights:
Balance at the beginning of the period	598	1,140
Changes in the period
Net changes in the items other than stockholders’ equity in the period	262	257

Net changes in the period	262	257

Balance at the end of the period	860	1,397

Total net assets:
Balance at the beginning of the period	4,527,629	4,641,005
Changes in the period
Cash dividends	(68,230)	(98,713)
Net income	28,771	58,955
Purchase of treasury stock	(40)	(332)
Disposal of treasury stock	103,839	10
Net changes in the items other than stockholders’ equity in the period	262	257

Net changes in the period	64,601	(39,822)

Balance at the end of the period	¥4,592,231	¥4,601,182